UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 12, 2011

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Board of Directors

      Effective October 3, 2011, Dr. Raymond Ch'ien has resigned from the board of directors (the "Board") of CDC Corporation (the "Company").  Dr. Ch'ien has
confirmed that his resignation from the Board was not related to any disagreement with the Board or management of the Company.  Dr. Ch'ien continues to serve as a member of the board of directors of the Company's subsidiaries,
CDC Software Corporation and China.com, Inc.

      Effective October 4, 2011, Mr. Thomas M. Britt, III has also resigned from the Board.  Mr. Britt has confirmed that his resignation from the Board was not related to any disagreement with the Board or management of the Company.

      On October 7, 2011, the Board appointed Mr. Zhou Shunao as Vice Chairman of the Board and a member of the Nominating and Compensation Committees of the
Company.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

      CDC Corporation (the “Company”) received a notice from The Nasdaq Listing
Qualifications Staff (the “Staff”) on October 5, 2011, which was later superseded by a letter, dated October 6, 2011, from the Staff, stating that the
Staff has determined that the Company’s securities will be delisted from The
Nasdaq Stock Market (“Nasdaq”). The decision was reached by the Staff under
Nasdaq Listing Rules 5101, 5110(b) and IM-5101-1 following the Company’s announcement on October 5, 2011 that it filed a voluntary petition in the United
States Bankruptcy Court for the Northern District of Georgia seeking relief under the provisions of Chapter 11 of the Bankruptcy Code.  As previously announced, on July 19, 2011, the Company received a notice from the Staff indicating that the Company is not in compliance with the continued listing requirements of NASDAQ Listing Rule 5250(c)(1) because the Company did not timely file its Annual Report on Form 20-F for the fiscal year ended December
31, 2010.  NASDAQ Listing Rule 5250(c)(1) requires the Company to timely file all required periodic reports and other documents with the Securities and
Exchange Commission.

      The Company intends to appeal the Staff’s determination to delist the
Company’s common stock; the request to appeal must be received by Nasdaq no later than October 12, 2011.

      In the event that the Company’s common stock is delisted by Nasdaq, it may trade on the OTC Bulletin Board (“OTC BB”) or the Pink OTC Markets Inc. (the
“Pink Sheets”), but only if at least one market maker decides to quote the
Company’s common stock.  There is no assurance that any market maker will decide to quote the Company’s common stock immediately following delisting by Nasdaq or at all, and thus there is no assurance that the Company’s common stock will be eligible to trade on the OTC BB or the Pink Sheets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 12, 2011	By:	John Clough
	Name:	John Clough
	Title:	Interim Chief Executive Officer